Exhibit 99.1

Medigus Receives First Substantial Commercial Order for its Integrated Visualization Device

The company completed additional milestone in the agreement with

A.M. Surgical, Inc. The agreed payment for the milestone is $650,000

OMER, Israel, July 12, 2019 - Medigus Ltd. (NASDAQ:MDGS) (TASE:MDGS), a technology company developing minimally invasive tools and an innovator in direct visualization technology, today announced that following the development agreement with A.M. Surgical, Inc., an orthopedic company that develops and markets minimally invasive surgical devices for upper & lower extremity surgery, the company has achieved the additional milestone and received an order for 1,400 units of the integrated visualization device being developed under the terms of the agreement.

According to the development agreement, Medigus was required to develop and manufacture an integrated visualization device based on its micro ScoutCam™ technology to work with Stratos™, A.M.’s Surgical product for endoscopic procedures.

By achieving this milestone, as part of the agreement, Medigus is moving on to the next milestone which includes the production of the first two batches of the integrated visualization device. The company will manufacture 1,400 units of the device, according to the agreements. The agreed payment for these milestones is $650,000.

“We are pleased with the progress we have made so far in our development partnership with A.M. Surgical,” stated Liron Carmel, Chief Executive Officer of Medigus. “We are confident that the integration of our micro ScoutCam™ technology with the Stratos could provide surgeons with a powerful device to help their patients live with less pain.”

The Medigus/A.M Surgical integrated visualization device may have the long-term potential of offering a higher level of surgical control and visualization during endoscopic carpal tunnel release for hundreds of thousands of procedures annually in the US.

The micro ScoutCam™ portfolio of products includes a range of video cameras with small diameter heads that use CMOS (complementary metal oxide semiconductor) based sensors. These innovative cameras are suitable for both medical and industrial applications. Medigus designs and manufactures endoscopic and micro camera systems for partner companies, including major players in the medical and industrial fields. Medigus is committed to provide integrated solutions to meet its customer’s imaging needs.

About Medigus

Medigus is traded on the Nasdaq Capital Market and the TASE (Tel Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Other risk factors affecting the company are discussed in detail in the company’s filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Contact (for media only)

Tatiana Yosef

Chief Financial Officer

+972-8-6466-880

ir@medigus.com